PUBLIC




16003490

)STATES
:HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FEB 2 4 2016

SEC
Mail Processing
Section

Washington DC
409

FACING PAGE



SEC FILE NUMBER
8- 68105

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/15__ AND ENDING __12/31/15__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__8235 Forsyth Blvd., Ste 200__
(No. and Street)

__Clayton__   __Missouri__   __63105__
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert Grunzinger__   __314-881-1850__
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Brown Smith Wallace, LLC__
(Name – if individual, state last, first, middle name)

__6 CityPlace Drive, Ste 900__   __St. Louis__   __Missouri__   __63141__
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,   Robert J. Grunzinger   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

        Wheelhouse Securities Corporation   , as of   December 31   , 20 15   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                   Signature

                                   Secretary
                                      Title

David B Cooper
     Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WHEELHOUSE SECURITIES CORPORATION

STATEMENT OF
FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2015

TABLE OF CONTENTS



A MEASURABLE DIFFERENCE™

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Wheelhouse Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wheelhouse Securities Corporation (a Missouri corporation, the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Wheelhouse Securities Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Wheelhouse Securities Corporation as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 10 - 11 have been subjected to audit procedures performed in conjunction with the audit of Wheelhouse Securities Corporation's statement of financial condition. The supplemental information is the responsibility of Wheelhouse Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 13, 2016

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

WHEELHOUSE SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$166,371
Deposit with clearing organization	25,000
Receivables from clearing organization	3,209
Securities owned:	
Marketable, at fair value	12,288
Property and equipment, net of accumulated depreciation	
and amortization of $31,807	3,595
Prepaid expenses and other assets	23,080
TOTAL ASSETS	**$233,543**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable, accrued expenses, and other liabilities	$21,082
Accrued salary and commissions	1,961
Total Liabilities	23,043
Stockholder's Equity	
Common stock: $0.01 par value; authorized 2,500,000	
shares; 70,000 shares issued and outstanding	700
Additional paid-in capital	69,300
Retained earnings	140,500
Total Stockholder's Equity	210,500
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$233,543**

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

A summary of the Company's organization, operations, and significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

<u>Organization</u>

Wheelhouse Securities Corporation, a Missouri S Corporation, commenced operations in July 2009. Wheelhouse Securities Corporation ("Wheelhouse" or "the Company") is a wholly-owned subsidiary of Wheelhouse Securities Holdings, LLC ("the Holding Company").

<u>Nature of Operations</u>

Wheelhouse is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Wheelhouse primarily operates as an introducing broker-dealer clearing all customer transactions on a fully disclosed basis with Pershing, LLC ("Pershing"). Wheelhouse does not hold cash or securities for its customers.

<u>Use of Estimates in Financial Statement Preparation</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

<u>Securities Owned</u>

Securities owned consist of stocks, bonds, and other investments. Securities are bought and held principally as investments for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management (see Note C) and recorded on a trade date basis. The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally

WHEELHOUSE SECURITIES CORPORATION
Notes to Financial Statements - Continued
December 31, 2015

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note C).

Commissions Receivable

At December 31, 2015, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

In 2013, the Company submitted Form 8869 qualified Subchapter S Subsidiary Election to the Internal Revenue Service ("IRS") to change the structure from a "C" Corporation to an "S" Corporation. The "S" corporation election status commenced January 1, 2013.

As a result of this election, the Company is not subject to income taxes as the "S" Corporation election passes the taxable income (loss) of the Company to its shareholders/partners.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at Pershing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $25,000. This amount is included in deposit with clearing organization in the accompanying statement of financial condition.

Note C - Fair Value Measurement of Assets and Liabilities

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

Note C - Fair Value Measurement of Assets and Liabilities (Continued)

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
December 31, 2015		
Assets:		
Securities:		
Stocks	$ 12,188	
State and municipal obligations	100	
Total Assets	$ 12,288	

Note D - Operating Leases

Future minimum lease payments under the lease agreement at December 31, 2015, is as follows:

Year ending
December 31,

2016	$70,886
2017	$67,804

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2015, the Company had Net Capital of $181,898 which was $81,898 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to Net Capital was .13 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing.

Note F - Dividends

The Company did not declare or pay any dividends in 2015.

Note G - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $25,000 (see Note B).

Note H - Employee Benefit Plan

The Company has a 401(k) profit-sharing plan for the benefit of its employees. Employees may begin elective deferrals immediately and are eligible for matching contributions after 6 months of service. The Company's matching contribution is 3% of employee's compensation. The Company's profit-sharing contribution to the plan, as determined by the Members of the Holding Company, is discretionary but cannot exceed certain defined limitations.

Note I - Related Party Transactions

The Company had the following related party transactions charged to operations during 2015. Related parties are defined as stockholders who own greater than 5% of the Holding Company's common stock:

Receivable from Holding Co.　　　　　**$ 4,696**

Note J – Subsequent Events

The Company evaluated all subsequent events through February 13, 2016, the date the financial statements were available to be issued.

Note K – Expense Sharing Agreement

On January 30, 2015 the Holding Company entered into a new Operating Agreement with one of its members and Chrysalis Investment Management, LLC ("Chrysalis"). As a result of the transaction, Chrysalis is no longer a wholly-owned subsidiary of the Company.

Note K – Expense Sharing Agreement (Continued)

The Holding Company is now a minority partner in Chrysalis with the aforementioned member representing the majority interest.

Chrysalis will continue to operate within the office space provided by the Holding Company. As a result, the Company entered into an expense sharing agreement with Chrysalis that provides for payment of expenses by Chrysalis for rent and overhead as defined within this agreement.

Supplemental Schedules

Schedule I – Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

As of December 31, 2015

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

Schedule II – Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

As of December 31, 2015

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

WHEELHOUSE SECURITIES CORPORATION

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2015



A MEASURABLE DIFFERENCE"

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of
Wheelhouse Securities Corporation
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Wheelhouse Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Wheelhouse Securities Corporation's compliance with the applicable instructions of Form SIPC-7.

Wheelhouse Securities Corporation's management is responsible for Wheelhouse Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the copy of the check paid, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and Pershing LLC settlement statements, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and Pershing LLC settlement statements supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 13, 2016

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2015__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Wheelhouse Securities Corp.
8235 Forsyth Blvd Ste 200
Saint Louis, MO 63105-1621

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Grunzinger 3148811885

2. A. General Assessment (item 2e from page 2) $ _1,287.83_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_1307.51_)
      July 2015 & Jan 2016
      _____
            Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _(19.68)_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _(19.68)_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_(19.68)_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   __NONE__

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wheelhouse Securities Corporation
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the _26th_ day of _January_ , 20 _16_ .   FINOP
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/012015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 982,655

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   NONE

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   314,655

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   139,946

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   12,924

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   467,525

2d. SIPC Net Operating Revenues $ 515,130

2e. General Assessment @ .0025 $ 1,287.83

(to page 1, line 2.A.)

2